

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 18, 2008

Mr. John G. Sznewajs
Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

      RE: Masco Corporation
             Form 10-K for the fiscal year ended December 31, 2007
             Filed February 22, 2008
             File #1-5894

Dear Mr. Sznewajs:

We have reviewed your response letter dated December 16, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the quarterly period ended September 30, 2008
Note G., page 10

1. We note your response to our prior comment two. Given that an other-than-temporary impairment of your private equity investments could have a significant impact on your results, we urge to your revise future filings to include a more comprehensive discussion regarding how you have considered current market conditions in your impairment analysis. This is particularly important now in light of global market declines that have in the fourth quarter of 2008. While we acknowledge that you are in the best position to determine whether an other-than-temporary charge should be recorded, we also believe that it is an important for an investor to understand how the overall market environment impacts that value of your investments. Therefore, please revise future filings to present a discussion of the material assumptions underlying your impairment assessment and to provide sensitivity information regarding how changes in those assumptions could impact

the value of your investments. Please tell us your intentions with regard to this matter.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant